

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 4, 2008

Mr. Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.
999 Canada Place, Suite 654
Vancouver, British Columbia, Canada V6C 3E1

> **Re:** **Ivanhoe Mines Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 001-32403**

Dear Mr. Giardini:

　　We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

Exhibit 2

Consolidated Statements of Cash Flows

1.   Please tell us the origin of the financing activities line item, "Minority interests'
        investment in subsidiaries." In addition, explain why it is appropriately classified
        as a cash inflow from financing activities.

Exhibit 23.1

2.   The consent of your independent accountant appears to only consent to the
        inclusion of their reports that have been incorporated by reference in a registration
        statement filed on Form S-8. Please request your auditors to provide a consent for
        the inclusion of their reports in your Form 40-F for the fiscal year ended
        December 31, 2007, as required by General Instruction D(9) of Form 40-F.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706, or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief